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08029826

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Ramsey King Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge (City) IL (State) 60527 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary King 630-789-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200 (Address) Orland Park (City) IL (State) 60462 (Zip Code)

SEC Mail Processing Section

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FEB 2 9 2008
Washington, DC
102

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Mary R. King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Ramsey King Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Mary R. King
Signature

President
Title

Judith A. Frederick
Notary Public 02/27/08

OFFICIAL SEAL
JUDITH A. FREDERICK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-28-2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULCAHY, PAURITSCH, SALVADOR & CO., LTD

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors of
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

February 22, 2008
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	197,621
Deposit with clearing organization		112,163
Accounts receivable - clearing organization		140,987
Accounts receivable - other		10,000
Prepaid expenses		9,900
Furniture and equipment, less accumulated depreciation of $34,343		2,483
Certificate of deposit		250,000
Marketable securities		3,300
Total assets	$	726,454

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable - broker-dealers	$	23,260
Accounts payable and accrued expenses		165,858
Total liabilities		189,118
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		461,336
Total shareholder's equity		537,336
Total liabilities and shareholder's equity	$	726,454

See notes to financial statements.

REPORT ON INTERNAL CONTROL

MPS MULCHAY, PAURITSCH, SALVADOR & CO. LTD

*Certified Public Accountants/
Business and Personal Consultants*

To the Board of Directors of
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

In planning and performing our audit of the financial statements of M. Ramsey King Securities, Inc. ("Company") as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

February 22, 2008
Orland Park, Illinois

END